Imotobank Dealership

With $15M in sales in 2023, we're a profitable pioneer in online car sales, launching on eBay in 2001—years ahead of competitors. Today, we lead the industry by leveraging technology to be efficient, transparent, and make the buying process painless for our customers.


Imotobank

Invest

$100 minimum investment

DEADLINE: April 1, 2026

in a month

UNIT PRICE

$10

TOTAL RAISED ON NETCAPITAL

$132,650

TOTAL RAISED THIS ROUND

$132,650

VALUATION THIS ROUND

$15,000,000

Reg CF offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

We are redefining what car buying and service should feel like—responsive, transparent, and efficient.

Unlike traditional dealerships, we act with urgency, offering clients live, expert consultations instead of impersonal bots or static websites. Clients trust us for our knowledge and ability to deliver exceptional outcomes by negotiating hard within the supply chain while maintaining low overhead to offer great value to our customers.

Our streamlined approach not only maximizes productivity during our limited business hours but also fosters a healthier work-life balance for our team. This flexibility enables us to attract top talent, outpacing competitors who operate on outdated, exhaustive schedules.

As we scale, we are transforming the industry through vertical integration. From owning finance, warranty, and technology portfolios to establishing a national footprint, our strategy brings together independent dealers and sales staff under one unified, innovative brand.

By adapting technology, selling cars, fulfilling orders, and leveraging fintech services, we are positioning ourselves to lead the future of automotive sales and service.



SUCCESS TO DATE

- Imotobank began in 2008 with a backpack and $20k.
- **In 2023, with sales of $15 Million and 15 employees**, we pioneered technology driven car sales.
- We were among the first on Ebay, Youtube, Gotomeeting, Manheim simulcast, cargurus, and many more.
- We tweak existing products to suit our industry.
- We tested a captive automotive finance portfolio that was a very successful proof of concept and scalable.



BENDPAK
MICHELIN

PROBLEM

Dealerships are UNLOVED, INEFFICIENT, and have HIGH OVERHEAD!

We lavish love, low overhead, and efficiency on our clients. Typical physical dealerships are slow, inefficient, and unempathetic. While large scale internet-based dealerships efficiently reach clients, they are completely impersonal and their goals are not aligned with their clients. The rest of the world of cars is either static internet or “live” in a showroom.

We bridge that gap by being tech enabled and consulting in real-time virtual meetings to customize the relationship needs and close deals fast. We want to share our innovations with others who are like minded.

SOLUTION

We overcome the fears of buying remotely with our "special sauce."

Our spot on solution is to LOVE our clients and treat them fairly. Our view is that financial success comes one client at a time.

Imotobank uses technology to transparently, in real-time meet with clients, anywhere they are. We short circuit even the process of driving to a dealership. Our process removes the scheduling hassle that all families have by meeting virtually in a spirit of collaboration with our clients. We are creative, knowledgeable, fast, and efficient. We have virtually met with clients while one spouse was at home and the other was on a flight. Before landing, they had purchased a car.

> *"Top notch service! I just purchased my second car from Imotobank and I'm thrilled with it. I wasn't sure what I wanted this time and Jordan really took his time helping me decide what would be best for me.* ***All of the staff are very knowledgeable, kind and patient.*** *They WILL find a great car for you, whether it be on the lot or through order (I've done both)."*
>
> – Meghan Bosma
> Review



Our company continues to build on our repeat business and our goal is to unite others who are like minded. We are growing our individual success and creating a brand umbrella so that we have a national physical presence which would be largely and immediately accretive to our growth. Imagine a large group of like minded people stitched together to take care of any car buyer independently but backed by national standards, Fintech, and customer care. **Imotobank can become that solution**. If we succeed in building an alliance, we would be uniquely situated to be a dominant independent dealership network.

"I had an unreal buying experience thanks to Jordan. He walked me through every step of the process and constantly kept me updated with everything going on as I was coming from another state. ***Couldn't have had a better experience and was very happy to pick up a beautiful ride that I had been trying to find for a long time.*** *The time and effort he put in to make the process efficient and as perfect as it possibly could be was remarkable."*

– Vincent Lupardo

Review


GOPLUS

*"****Grateful for the efficient and professional assistance in finding our new car.*** *Spoke with staff who explained the process and patiently walked us through the process of selecting our car. It arrived ahead of the expected delivery time, and we are very happy with our new car. Thank you, Imotobank!"*

– Beth Faried

Review



"***This car buying experience and the customer service I received was off the charts!*** *I have been wanting to buy a VW Beetle convertible for awhile but it needed to be in the right price range for me with good mileage and condition and it had to be a standard. Hard to find until I saw this car. I checked out the Imotobank website and reviews and decided to give them a call. I asked Philip if the car was still available and wanted to arrange a visit. I live in Maine and the car was in MA. Philip shocked me by offering to drive the car to Maine along with picking up a furniture order from the warehouse for my boyfriend and deliver both to us in Maine at 2 different locations! After talking with Philip I felt confident that this was a deal of a lifetime and had to take him up on his offer. Wait it gets even better. He called me back and told me that after checking the beetle over they felt I should have new tires and put them on ....free of charge! As I waited for the delivery of my car they called me with updates as to where they were and when they would be arriving with my vehicle and my boyfriends furniture.* ***This whole experience has been nothing but pleasurable*** *and I am driving my dream car with my dog! Way to go Imotobank! This is out of the box customer service and I thank your whole team. Blair who delivered my car to me was equally just as professional as Philip and even left me sunscreen in the car. Thank you all!*"

– Eve Young

Review



BUSINESS MODEL

We **currently purchase inventory and resell it** to drive new clients into our family. We also **fill "orders"** for any other vehicle from existing clients and by virtue of new clients who call based on the advertised inventory. Uniquely to us, **when we advertise a vehicle we often sell 2, 3 or more orders** based on that vehicle. This allows us to exponentially grow based on our inventory levels. We service all of those vehicles as well as retail customer's vehicles.

We are also seeking to co-brand other like minded dealers and sales people nationally which may give us an affiliated umbrella. When scaled up even by brand association we can own captive finance, warranty, and insurance products which may vertically integrate and add substantial incremental margin to each transaction. Longer term captive fintech may be exemplary of areas we choose to expand into which are scalable and difficult to enter for small independent dealerships. Our business is a stand alone which we plan to grow comfortably with more capital. **The larger and more ambitious growth is planned to come from enhanced earnings which is possible through enhanced working capital.**

MARKET

The market for cars is HUGE, we are simply constrained by working capital. We believe it's like Jaws, we just need a bigger boat. The ocean for fishing is ripe and we plan to manage enough fish with the correct gear. Precedence Research states that "**The global used car market size was USD 1.58 trillion in 2023, estimated at USD 1.69 trillion in 2024 and is anticipated to reach around USD 3.31 trillion by 2034, expanding at a CAGR of 6.94% from 2024 to 2034.**" The North American market is a healthy 26% of that.

TEAM

Our teammates all believe in our company philosophy which is that we need to be better, more efficient, and *truly care about every one of our customers.*

Our goal is never to just sell a vehicle, but to have long term relationships with our customers. If we do our job well, our customers will naturally tell friends, family, and coworkers about Imotobank – and we have seen that happen thousands of times over the past few years.

The Management



Jordan Boulis

Sales Manager

Jordan is an expert in giving his clients the best service and really taking care of them. He is an avid volleyball and soccer player in his spare time!



Thomas Hoermann

CFO

Thomas is the newest executive at Imotobank, having supported the team at Imotobank since January 2022. He has an MBA with a major in financial management and cost accounting.



Phillip Ibrahim

CEO / COO

Phillip founded Imotobank in 2001 with the mission of merging his experience in the car business with his idea that buying a car should not be a struggle, but a collaborative effort between dealer and car buyer. Since that day he has sold over 5000 vehicles to over 4000 customers. Many of whom have continued that relationship for over 15 years.



Rami Selim

CTO

Rami joined Imotobank with the goal of transforming its technology and marketing so that many more car buyers could realize the benefits of working with Imotobank. A graduate of Boston College with a Masters in Engineering from UMass Lowell, he has 10+ years of experience in marketing and technology consulting and implementation.

Sales Team & Service Management



Nancy Beshara

Operations Manager

Nancy has more than 18 years of operations and planning experience in supply chain management. She managed sales teams and oversaw independent companies and tuned them for operational efficiency. She's determined and conscientious. Her experience allows Imotobank to continuously improve its efficiency.



Amir Ghobrial

Sales Representative

Amir is a UMass Boston alumnus who loves to travel. He's the friendliest salesperson you'll ever meet!



Joel Cappuccino

Service Manager

Joel ran a service shop that underwent mechanical work, auto body work, and detailing for 11 years. Not only is he extremely knowledgeable and experienced in all things automotive, but he has a great sense of humor and his customers love him.



George Habib

Service Manager

George, one of the earliest members of Imotobank, is a vehicle service specialist. Making sure all the cars go through our rigorous inspection process and pass with flying colors, he leaves no stone unturned.

INVESTOR INVITATION

Investors should not miss this opportunity to join our first mover advantage. Our company has a terrific reputation. Our investor community will receive the same personal attention towards reaching their goals. You can trust that Imotobank will align our desire to succeed with our investors.

As a currently profitable company with a team in place, Imotobank is ready for great success. With a successful offering, Imotobank plans to be able to scale the unique processes and methods and reach a much larger audience.

USE OF PROCEEDS

If the offering's maximum amount of $1,235,000 is raised:

Use	Value	% of Proceeds
Inventory Purchases	$950,000	76.9%
Capital Equipment	$25,000	2.0%
Software Development	$50,000	4.0%
Salaries	$50,000	4.0%
Maturing Debts	$99,485	8.1%
Intermediary fees	$60,515	4.9%

TERMS

This number includes all funds raised by the Company in this round on Netcapital. This is an offering of Common Units, under registration exemption 4(a)(6), in Imotobank, LLC dba Imotobank Dealership. This offering must reach its target of at least $10,000 by its offering deadline of April 1, 2026 at 11:59pm ET. If this offering does not reach its *target* by the offering deadline, then your money will be refunded.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

1,623,500 units
× $10 per unit

$16,235,000 implied valuation

FINANCIALS

Imotobank Dealership's official name is Imotobank, LLC, so that's the name that appears in the statements below.

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on January 21, 2025
- Form C/A on February 10, 2025
- Form C/A on February 13, 2025
- Form C/A on April 29, 2025
- Form C/A on July 9, 2025
- Form C/A on September 12, 2025
- Form C/A on December 2, 2025

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

If Imotobank Dealership has presented in any webinars during the offering period, you may access them here

- Website

UPDATES

Dec 2, 2025 Filed Form C/A

Sep 12, 2025 Filed Form C/A

Jul 9, 2025 Filed Form C/A

Apr 29, 2025 Filed Form C/A

Mar 12, 2025 Valuation: A $15 M cap is reasonable in a...

Feb 13, 2025 Filed Form C/A

Feb 10, 2025 Filed Form C/A

Jan 21, 2025 Filed Form C

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